King & Spalding LLP 1180 Peachtree Street N.E. Atlanta, GA 30309-3521 Tel: +1 404 572 4600 Fax: +1 404 572 5100 www.kslaw.com

May 7, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Attention: Erin Martin

Re:	Americold Realty Trust and Americold Realty Operating Partnership, L.P.

Form 10-K for the fiscal year ended December 31, 2018

Filed February 26, 2019

File No. 001-34723

Dear Ms. Martin:

On behalf of our client, Americold Realty Trust, we are submitting this letter in response to a letter dated April 26, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Form 10-K of Americold Realty Trust and Americold Realty Operating Partnership, L.P. (together, the “Registrants”) for the year ended December 31, 2018 filed with the SEC on February 26, 2019. We have carefully considered the Staff’s comment and our response is set forth below. For your convenience, this letter sets forth in italics the Staff’s comment before the response is given.

Form 10-K for the year ended December 31, 2018

Item 9A. Controls and Procedures, page 113

1.

We note that management’s conclusion on disclosure controls and procedures as it relates to Americold Realty Operating Partnership, L.P. was not included. Please clarify and ensure future periodic filings include complete separate reports on disclosure controls and procedures for both entities.

The Registrants respectfully acknowledge the Staff’s comment. The Registrants will ensure that future periodic filings include management’s conclusions on disclosure controls and procedures for both Americold Realty Trust and Americold Realty Operating Partnership, L.P.

*     *    *    *

Securities and Exchange Commission

May 7, 2019

If we can be of any assistance in explaining this response, please contact me at (404) 572-2765 or by email (csjohnson@kslaw.com).

Very truly yours,

/s/ C. Spencer Johnson, III

C. Spencer Johnson, III

cc:	Wilson K. Lee

Howard Efron

(Securities and Exchange Commission)

Fred Boehler

Marc Smernoff

Jim Snyder

Tom Novosel

(Americold Realty Trust)